Selected Portions of UPC’s Second Amended Disclosure Statement

Exhibit (e)(2)

Item 11. Compensation – Agreements with Executive Officers

Charles H.R. Bracken.    On March 5, 1999, we entered into an Executive Service Agreement with Charles H.R. Bracken in connection with the appointment of Mr. Bracken as our Managing Director of Development, Strategy, and Acquisitions. Subsequently, Mr. Bracken became a member of our Board of Management and Chief Financial Officer. Mr. Bracken’s Executive Service Agreement is for a term expiring March 5, 2003. Under the Executive Service Agreement, Mr. Bracken’s initial base salary was £250,000 per year. Mr. Bracken’s salary is subject to periodic adjustments and we have adjusted Mr. Bracken’s salary to £282,486 per year in January 2000, and to £294,990 per year in January 2001. In addition to his salary, Mr. Bracken received options for 750,000 ordinary shares A (adjusted for UPC’s 3-for-1 stock split on March 20, 2000) and participation in a pension plan. We also provide Mr. Bracken a car allowance of approximately £14,500 per year.

The Executive Service Agreement may be terminated for cause by us. Also, we may suspend Mr. Bracken’s employment for any reason. If his employment is suspended, Mr. Bracken will be entitled to receive the balance of payments due under the Executive Service Agreement until such Agreement is terminated and all his unvested options shall vest. In the event Mr. Bracken becomes incapacitated, by reason of injury or ill-health for an aggregate of 130 working days or more in any 12-month period, we may discontinue future payments under the Agreement, in whole or in part, until such incapacitation ceases.

Outstanding Securities of the Company – The Belmarken Notes

In May 2001, Belmarken completed the placement with Liberty Media of the Belmarken Notes, receiving proceeds of US$856.8 million. The Belmarken Notes were co-issued by Belmarken and the Company. The obligations of Belmarken under the Belmarken Notes are guaranteed by UPC Internet Holding B.V. (“UPC Internet Holding”), a wholly-owned subsidiary of the Company. As a result, UPC Internet Holding is jointly liable with Belmarken and the Company under the Belmarken Notes. Belmarken’s obligations under the Belmarken Notes are collateralized by a pledge of the shares of Belmarken and UPC Internet Holding held by the Debtor and a pledge of the shares of UPC Holdings B.V. (“UPC Holdings”) held by Belmarken. Belmarken owns 100% of the equity interests in UPC Holdings which, in turn, owns 100% of the equity interests in UPC Distribution. UPC Distribution is the holding company for the major operating companies of the UPC Group. The Company owns 100% of the equity interests in UPC Internet Holding which, in turn, holds 86% of the equity interests in chello broadband, another major operating subsidiary of the Company.

The holder of the Belmarken Notes has the right to exchange the Belmarken Notes into UPC Ordinary Shares A under certain circumstances at US$6.85 per share. The Belmarken Notes were transferred to UGC on January 30, 2002, as part of a transaction between Liberty Media, the original holder of the Belmarken Notes, and UGC. As a result of the transfer, UGC may exchange the Belmarken Notes for UPC Ordinary Shares A at US$6.85 per share at any time. The Belmarken Notes are secured by pledges of the stock of Belmarken, its wholly-owned subsidiary and the subsidiary holding company that owns chello broadband N.V.

The principal terms of the Belmarken Notes are as follows:

•	Exchangeable at any time into UPC Ordinary Shares A at US$6.85 per share.

•	Callable in cash at any time in the first year at accreted value, then not callable until May 29, 2004, thereafter callable at descending premiums in cash, UPC Ordinary Shares A or a combination (at the Company’s option) at any time prior to May 29, 2007.

•	The Company has the right, at its option, to require exchange of the Belmarken Notes into UPC Ordinary Shares A at €8.00 per share on a €1.00 for €1.00 basis for any equity raised by the Company at a price at or above €8.00 per share during the first two years, €10.00 per share during the third year, €12.00 per share during the fourth year, and €15.00 per share during and after the fifth year.

•	The Company has the right, at its option, to require exchange of the Belmarken Notes into UPC Ordinary Shares A, if on or after November 15, 2002, the UPC Ordinary Shares A trade at or above US$10.28 for at least 20 out of 30 trading days, or if on or after May 29, 2004, the UPC Ordinary Shares A trade at or above US$8.91 for at least 20 out of 30 days.

Annex C – Notes to Consolidated Financial Statements – Note 9. Long Term Debt Exchangeable Loan

In May 2001, UPC completed the placement with Liberty of USD 1,225 million 6% Guaranteed Discount Notes due 2007 (“the Exchangeable Loan”), receiving proceeds of USD 856.8 (EUR 1.0 billion). The holder has the right to exchange the notes, which were issued by UPC’s wholly-owned subsidiary, Belmarken Holding B.V., into ordinary shares of UPC under certain circumstances at USD 6.85 per share after May 29, 2002. The Exchangeable Loan was transferred to UGC Holdings on January 30, 2002, as a part of a transaction between Liberty, the original holder of the Exchangeable Loan, and UGC Holdings. UGC Holdings may exchange the notes for UPC’s ordinary shares at USD 6.85 per share under certain circumstances before or after May 29, 2002.

Annex D: Item 13. Certain Relationships and Related Transactions – Relationship with United, UGC Holdings and Related Transactions

Relationship with United.    In May 2001, we completed the placement with Liberty Media Corporation of US$1,255 million 6% Guaranteed Discount Notes due 2007 or the Exchangeable Loan, receiving proceeds of €1.0 billion (US$856.8 million). The holder of the Exchangeable Loan has the right to exchange the notes, which were issued by our wholly-owned subsidiary Belmarken Holding B.V., into ordinary shares A under certain circumstances at €8.0 (US$6.85) per share. The Exchangeable Loan was transferred to United on January 30, 2002, as part of a transaction between Liberty Media Corporation, the original holder of the Exchangeable Loan, and United. As a result of the transfer, United may exchange the notes for ordinary shares A at €8.0 (US$6.85) per share at any time.

The principal terms of the Exchangeable Loan are as follows:

•	Exchangeable at any time into our ordinary shares A at US$6.85 per share.

•	Callable in cash at any time in the first year at accreted value, then not callable until May 29, 2004, thereafter callable at descending premiums in cash, ordinary shares A or a combination (at our option) at any time prior to May 29, 2007.

•	We have the right, at our option, to require exchange of the Exchangeable Loan into ordinary shares A at €8.00 per share on a €1.00 for €1.00 basis for any equity raised by us at a price at or above €8.00 per share during the first two years, €10.00 per share during the third year, €12.00 per share during the fourth year, and €15.00 per share during and after the fifth year.

•	We have the right, at our option, to require exchange of the Exchangeable Loan into our ordinary shares A, if on or after November 15, 2002, our ordinary shares trade at or above US$10.28 for at least 20 out of 30 trading days, or if on or after May 29, 2004, our ordinary shares A trade at or above US$8.91 for at least 20 out of 30 days.

Of the outstanding balance approximately €1,034 million (US$891.7 million) is held by United as of January 30, 2002.

In addition to the Exchangeable Loan, in the January 30, 2002 transaction Liberty Media Corporation also contributed to United approximately US$1.435 billion face amount of our senior notes and approximately €263.1 million face amount of our senior discount notes. As a result, we owe these obligations represented by such senior notes and senior discount notes to United.

New UPC – Agreements with the UGC Group

Registration Rights

Subject to certain limitations, the UGC Group may require New UPC to file a registration statement under the U.S. Securities Act with respect to all or a portion of the shares of the New UPC Common Stock owned by the UGC Group, and New UPC is required to use its best efforts to effect such registration, subject to certain conditions and limitations.

New UPC is not obligated to effect more than three of these demand registrations using forms other than Form S-3. The UGC Group may demand registration of such securities an unlimited number of times on Form S-3, except that New UPC is not required to register its shares of New UPC Common Stock owned by the UGC Group on Form S-3 more than once in any six-month period. The UGC Group also has the right to have the shares of New UPC Common Stock that it owns included in any registration statement New UPC proposes to file under the U.S. Securities Act except that, among other conditions, the underwriters of any such offering may limit the number of shares included in such registration. New UPC has also granted the UGC Group rights comparable to those described above with respect to the listing or qualification of the shares of New UPC Common Stock on any exchange and in any other jurisdiction where the Company previously has taken action to permit the public sale of its securities.

Management Services Agreements

The UGC Group incurs certain overhead and other expenses at the corporate level on behalf of New UPC and the Company and its other operating subsidiaries. These expenses include costs not readily allocable among the operating companies, such as accounting, financial reporting, investor relations, human resources, information technology, equipment procurement and testing expenses, corporate offices lease payments and costs associated with corporate finance activities. The UGC Group also incurs direct costs for its operating companies such as travel expenses and salaries for the UGC Group employees performing services on behalf of its respective operating companies. New UPC, the Company and the UGC Group are parties to management services agreements, with an initial term through 2009, pursuant to which the UGC Group will continue to perform these services for New UPC and the Company. Under the management services agreements, New UPC and the Company will pay the UGC Group a fixed amount each month as its portion of such unallocated expenses. The fixed amount may be adjusted from time to time by the UGC Group to allocate these corporate level expenses among the UGC Group’s operating companies, including New UPC and the Company, taking into account the relative size of the operating companies and their estimated use of the UGC Group’s resources. In addition, New UPC and the Company will continue to reimburse the UGC Group for costs incurred by the UGC Group that are directly attributable to New UPC or the Company. The Company paid the UGC Group US$3.6 million as compensation under the management services agreement in each of the fiscal years ended December 31, 2001 and 2002. The Company and New UPC, together, expect to pay the UGC Group amounts which, in the aggregate, are similar to compensation for management services in the fiscal year ended December 31, 2003.

Secondment Agreements

The Company and UGC Holdings, a subsidiary of UGC, are also parties to a secondment agreement that specifies the basis upon which UGC Holdings may second certain of its employees to the Company. UGC Holdings’ secondment of employees to the Company helps the Company attract and retain U.S. citizens and other employees. The Company is generally responsible for all costs incurred by UGC Holdings with respect to any seconded employee’s employment and severance. UGC Holdings may terminate a seconded employee’s employment if the employee’s conduct constitutes willful misconduct that is materially injurious to UGC Holdings.

Non-Compete Agreements

New UPC and the Company have agreed with the UGC Group that so long as the UGC Group holds 50% or more of New UPC’s outstanding common stock or the UPC Ordinary Shares (i) the UGC Group will not pursue any video services, telephone or internet access or content business opportunities specifically directed to the European or Israeli markets, unless it has first presented such business opportunity to New UPC or the Company and New UPC or the Company has elected not to pursue such business opportunity, and (ii) New UPC and the Company will not pursue any video services, telephone or internet access or content business opportunities in the Kingdom of Saudi Arabia or in other markets outside of Europe or the Middle East, including Israel, unless New UPC and the Company first present such business opportunity to the UGC Group and the UGC Group elects not to pursue such business opportunity. Notwithstanding the foregoing, any party may pursue any business in the United States and its territories and possessions without regard to activities of the other parties and chello broadband may offer internet access and portal services and interactive services in any market in the world.

New UPC, the Company and the UGC Group have agreed that the Company will provide audited financial statements to the UGC Group in such form and with respect to such periods as are necessary or appropriate to permit UGC, to comply with its reporting obligations as a publicly-traded company and that New UPC and the Company will not change their accounting principles without UGC’s prior consent. New UPC and the Company have consented to the public disclosure by UGC of all matters deemed necessary or appropriate by UGC, in its sole discretion, to satisfy the disclosure obligations of UGC or any of its affiliates thereof under the United States federal securities laws or to avoid potential liability under such laws.

Annex D – Item 13. Certain Relationships and Related Transactions – Relationship with United, UGC Holdings and Related Transactions

Agreements with UGC Holdings.    Subject to certain limitations, UGC Holdings may require us to file a registration statement under the Securities Act of 1933 with respect to all or a portion of our ordinary shares A or ADSs owned by UGC Holdings, and we are required to use our best efforts to effect such registration, subject to certain conditions and limitations. We are not obligated to effect more than three of these demand registrations using forms other than Form S-3 or F-3, as the case may be. UGC Holdings may demand registration of such securities an unlimited number of times on Form S-3 or F-3, as the case may be, except that we are not required to register our ordinary shares A owned by UGC Holdings on Form S-3 more than once in any six-month period. UGC Holdings also has the right to have our ordinary shares A that we own included in any registration statement we propose to file under the Act except that, among other conditions, the underwriters of any such offering may limit the number of shares included in such registration. We have also granted UGC Holdings rights comparable to those described above with respect to the listing or qualification of the ordinary shares A held by UGC Holdings on the Official Segment of the Stock Market of Euronext Amsterdam N.V. or on any other exchange and in any other jurisdiction where we previously have taken action to permit the public sale of its securities.

UGC Holdings incurs certain overhead and other expenses at the corporate level on behalf of us and our other operating companies. These expenses include costs not readily allocable among the operating companies, such as accounting, financial reporting, investor relations, human resources, information technology, equipment procurement and testing expenses, corporate offices lease payments and costs associated with corporate finance activities. UGC Holdings also incurs direct costs for its operating companies such as travel expenses and salaries for UGC Holdings employees performing services on behalf of its respective operating companies. UGC Holdings and us are parties to a management services agreement, with an initial term through 2009, pursuant to which UGC Holdings will continue to perform these services for us. Under the management services agreement, we will pay UGC Holdings a fixed amount each month as its portion of such unallocated expenses. For the year ended December 31, 2001, this fixed amount was US$300,000 per month. The fixed amount may be adjusted from time to time by UGC Holdings to allocate these corporate level expenses among UGC Holdings’ operating companies, including us, taking into account the relative size of the operating companies and their estimated use of UGC Holdings resources. In addition, we will continue to reimburse UGC Holdings for costs incurred by UGC Holdings that are directly attributable to us.

UGC Holdings and we are also parties to a secondment agreement that specifies the basis upon which UGC Holdings may second certain of its employees to us. UGC Holdings’ secondment of employees helps us attract and retain U.S. citizens and other employees. We are generally responsible for all costs incurred by UGC Holdings with respect to any seconded employee’s employment and severance. UGC Holdings may terminate a seconded employee’s employment if the employee’s conduct constitutes willful misconduct that is materially injurious to UGC Holdings. During the year ended December 31, 2001, we incurred approximately €10.8 million for costs associated with the seconded employees, which costs were reimbursable to UGC Holdings.

We have agreed with UGC Holdings that so long as UGC Holdings holds 50% or more of our outstanding ordinary shares A (i) UGC Holdings will not pursue any video services, telephone or Internet access or content business opportunities specifically directed to the European or Israeli markets, unless it has first presented such business opportunity to us and we have elected not to pursue such business opportunity, and (ii) we will not pursue any video services, telephone or Internet access or content business opportunities in Saudi Arabia or in other markets outside of Europe or the Middle East, unless we have first presented such business opportunity to UGC

Holdings and UGC Holdings has elected not to pursue such business opportunity. Either party may pursue any business in the United States and its territories and possessions without regard to activities of the other.

UGC Holdings and we have agreed that we will provide audited financial statements to UGC Holdings in such form and with respect to such periods as are necessary or appropriate to permit United, the parent of UGC Holdings, to comply with its reporting obligations as a publicly-traded company and that we will not change its accounting principles without United’s prior consent. We have consented to the public disclosure by United of all matters deemed necessary or appropriate by United, in its sole discretion, to satisfy the disclosure obligations of United or any of its affiliates thereof under the United States federal securities laws or to avoid potential liability under such laws.

Stockholders Agreement

The following is a summary of the significant terms of the Stockholders Agreement. The summary set forth below does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the detailed provisions of the Stockholders Agreement.

Tag-Along Rights For Holders of Class 5 Claims

The Stockholders Agreement provides the Holders of Class 5 Claims with certain rights (the “Tag-Along Rights”) for the sale of their shares of New UPC Common Stock in the event that members of the UGC Group propose to sell 5% or more of the outstanding shares of New UPC Common Stock. The Tag-Along Rights will be available to any Holder of Class 5 Claims that agrees to become party to the Stockholders Agreement on or prior to the Effective Date (a “Participating Stockholder”).

Tag-Along Sale

If all previous sales of New UPC Common Stock made by the UGC Group after the Effective Date would, together with any proposed sales, result in the transfer of at least 5% of the outstanding shares of New UPC Common Stock (such sale being referred to as a “Tag-Along Sale”), then the UGC Group will afford each of the Participating Stockholders holding one-half of one percent ( 1/2%) or more of the outstanding shares of New UPC Common Stock (the “Tag-Along Stockholders”) the opportunity to participate proportionately in the Tag-Along Sale. Under the Stockholders Agreement, a Tag-Along Sale will not include:

(i) any sale or other disposition of shares of New UPC Common Stock by and exclusively among the UGC Group, subsidiaries of UGC and affiliates of UGC (provided that the transferee agrees to be bound by the terms of the Stockholders Agreement) or

(ii) pro rata distributions of shares of New UPC Common Stock to the shareholders of UGC.

The number of shares of New UPC Common Stock that each Tag-Along Stockholder will be entitled to include in the Tag-Along Sale (the “Tag-Along Allotment”) will be determined by multiplying

(i) the number of shares of New UPC Common Stock held by the Tag-Along Stockholder on the date of the Stockholders Agreement and that such Tag-Along Stockholder held as of the close of business on the day immediately prior to the Tag-Along Notice Date (as defined herein) by

(ii) a fraction, the numerator of which will be equal to the number of shares of New UPC Common Stock proposed by the UGC Group members to be sold or otherwise disposed of in the Tag-Along Sale and the denominator of which will be equal to the total number of shares of New UPC Common Stock that are beneficially owned by the UGC Group as of the close of business on the day immediately prior to the Tag-Along Notice Date (the “Common Shares UGC Fraction”).

Tag-Along Sale Notice

The UGC Group will provide each Tag-Along Stockholder and New UPC with written notice (the “Tag-Along Sale Notice”) not more than 60 days and not less than 15 days prior to the proposed date of the Tag-Along Sale (the “Tag-Along Sale Date”). Each Tag-Along Sale Notice is required to be accompanied by a copy of any written agreement relating to the Tag-Along Sale and set forth the following information:

(i) the name and address of each proposed transferee of shares of New UPC Common Stock in the Tag-Along Sale;

(ii) the number of shares of New UPC Common Stock proposed to be transferred by the UGC Group;

(iii) the proposed amount and form of consideration (including any potential adjustments to the consideration paid for the shares of New UPC Common Stock contained in the written agreement relating to the Tag-Along Sale) to be paid for the shares of New UPC Common Stock and the terms and conditions of payment offered by each proposed transferee;

(iv) the aggregate number of shares of New UPC Common Stock held of record by the UGC Group as of the close of business on the day immediately prior to the date of the Tag-Along Notice (the “Tag-Along Notice Date”);

(v) Common Shares UGC Fraction;

(vi) confirmation that the proposed transferee has been informed of the Tag-Along Rights and has agreed to purchase shares of New UPC Common Stock from any Tag-Along Stockholder in accordance with the terms of the Stockholders Agreement; and

(vii) the Tag-Along Sale Date.

Tag-Along Notice

Under the Stockholders Agreement, any Tag-Along Stockholder wishing to participate in the Tag-Along Sale is required to provide written notice (the “Tag-Along Notice”) to the UGC Group no more than ten days after the Tag-Along Sale Notice is given. The Tag-Along Notice is required to set forth (i) the aggregate number of shares of New UPC Common Stock held of record by such Tag-Along Stockholder as of the close of business on the day immediately prior to the Tag-Along Notice Date and (ii) the number of shares that the Tag-Along Stockholder elects to include in the Tag-Along Sale, which cannot exceed the Tag-Along Stockholder’s applicable Tag-Along Allotment. The Tag-Along Notice given by any Tag-Along Stockholder will constitute that Tag-Along Stockholder’s binding agreement to sell the shares of New UPC Common Stock specified in the Tag-Along Notice on the terms and conditions applicable to the Tag-Along Sale.

In the event that there is any material change in the terms and conditions of the Tag-Along Sale applicable to the Tag-Along Stockholder (including any decrease in the purchase price that occurs other than pursuant to an adjustment mechanism set forth in the agreement relating to the Tag-Along Sale but expressly not including a reduction in the number of shares to be purchased) after the Tag-Along Stockholder gives its Tag-Along Notice, then the Tag-Along Stockholder will have the right to withdraw from participation in the Tag-Along Sale with respect to all of its Shares affected by the change.

If the proposed transferee does not purchase all of the shares of New UPC Common Stock requested to be included in the Tag-Along Sale by any Tag-Along Stockholder on the same terms and conditions applicable to the UGC Group, then the UGC Group will not consummate the Tag-Along Sale of any of its shares of New UPC Common Stock to the transferee, unless the shares of the UGC Group and the Tag-Along Stockholders to be sold are reduced or limited pro rata in proportion to the respective number of shares of New UPC Common Stock actually sold in any such Tag-Along Sale and all other terms and conditions of the Tag-Along Sale are the same for the UGC Group and the Tag-Along Stockholders. If the number of shares of New UPC Common Stock proposed to be sold in any proposed Tag-Along Sale are reduced or limited such that the proposed sale is no longer a Tag-Along Sale in accordance with the terms of the Stockholders Agreement, the terms of the Stockholders Agreement will be inapplicable to the proposed sale and no Participating Noteholder or other stockholder will have the right to participate in the proposed transaction as a Tag-Along Stockholder.

Non-delivery of Tag-Along Notice

Under the Stockholders Agreement, if a Tag-Along Notice from any Tag-Along Stockholder is not received by the UGC Group within the ten day period specified above, the UGC Group will have the right to consummate the

Tag-Along Sale without the participation of the Tag-Along Stockholder, but only on terms and conditions which are no more favorable in any material respect to the UGC Group (and, in any event, at no greater a purchase price) than as stated in the Tag-Along Sale Notice and only if the Tag-Along Sale occurs on a date within 90 days of the Tag-Along Sale Date.

If any Participating Stockholder fails to elect to participate in a Tag-Along Sale within ten days after the Tag-Along Sale Notice is given, the UGC Group is required to give notice of the failure to the other Tag-Along Stockholders by telephone (confirmed in writing within two days). The other Tag-Along Stockholders will have three days following the date the written notice was given to agree to sell their pro rata share of any unsold portion. For purposes of the sale, a participating Tag-Along Stockholder’s pro rata share of any unsold portion of shares of New UPC Common Stock will be equal to the number of shares obtained by multiplying

(i) the Common Shares UGC Fraction times the total number of shares of New UPC Common Stock that are held by the Participating Stockholders that are not participating in the Tag-Along Sale by

(ii) the number of shares of New UPC Common Stock held by the participating Tag-Along Stockholder(s) (divided) by the total number of shares of New UPC Common Stock held by all Tag-Along Stockholders that are participating in the Tag-Along Sale.

Certificates

Under the Stockholders Agreement, on the Tag-Along Sale Date, each Tag-Along Stockholder will deliver a certificate or certificates for the shares of New UPC Common Stock to be sold by the Tag-Along Stockholder in connection with the Tag-Along Sale, duly endorsed for transfer with signatures guaranteed, to the transferee in the manner and at the address indicated in the Tag-Along Notice against delivery of the purchase price for the shares of New UPC Common Stock.

Tag-Along Sale Agreement

The Stockholders Agreement requires that any Participating Stockholder seeking to sell any shares of New UPC Common Stock in connection with a Tag-Along Sale will enter into an agreement (the “Tag Along Sale Agreement”) containing substantially similar representations, warranties, indemnities and agreements as made by the UGC Group in connection with the Tag-Along Sale, but in no case will those representations, warranties, indemnities and agreements be required to be made by the Participating Stockholder(s) on a joint (as opposed to several) basis or have the potential of subjecting the Participating Stockholder(s) to greater liability (on a proportionate basis) than the UGC Group in connection with the Tag-Along Sale.

Relationship Agreement between chello broadband and UGC Holdings.    chello broadband and UGC Holdings have entered into various agreements to regulate their ongoing relationship. The terms of these agreements are substantially similar to those set forth in UGC Europe’s agreements with chello broadband. In addition, under the agreements, UGC Holdings agrees to transfer the right to chello broadband to pursue the provision of its services without territorial restrictions. In consideration for this transfer of rights and chello broadband’s rights under the relationship agreement, chello broadband will issue an aggregate of 5,674,586 ordinary shares B to UGC Holdings or one or more of its subsidiaries.

Item 13. Certain Relationships and Related Transactions – Executive Officer Transactions

John F. Riordan Transactions with UGC Holdings.    Pursuant to the terms of four promissory notes, UGC Holdings loaned $4,000,000 on November 22, 2000, $1,200,000 on January 29, 2001, and $3,500,000 on April 4, 2001, respectively, to John F. Riordan, then a director. Such loans allowed Mr. Riordan to meet certain personal obligations in lieu of selling his shares in UGC Holdings or in UPC. These non-recourse notes are payable upon demand and in any event on November 22, 2002. The notes accrue interest at 90-day London Interbank Offer Rate plus either 2.5% or 3.5% as determined in accordance with the terms of each note.

In 2001, Mr. Riordan pre-paid to UGC Holdings $93,794 in the aggregate for interest accrued through February 22, 2001 on the loans. The aggregate outstanding balance on the loans as of March 1, 2002 is $9,317,785.